Exhibit 21.1

LIST OF SUBSIDIARIES OF OTELCO INC.

EXACT NAME OF SUBSIDIARY AS	STATE OR OTHER JURISDICTION OF
SPECIFIED IN ITS CHARACTER	INCORPORATION OR ORGANIZATION

Brindlee Mountain Telephone Company	Alabama
Blountsville Telephone Company, Inc.	Alabama
Communications Design Acquisition Corporation	Delaware
CRC Communications of Maine, Inc.	Delaware
Hopper Telecommunications Company, Inc.	Alabama
Imagination, Inc.	Missouri
Mid-Maine Telecom, Inc.	Maine
Mid-Maine TelPlus	Maine
Mid-Missouri Holding Corp.	Delaware
Mid-Missouri Telephone Company	Missouri
Otelco Telecommunications LLC	Delaware
Otelco Telephone LLC	Delaware
Saco River Telegraph and Telephone Company	Delaware
The Granby Telephone & Telegraph Co. of Mass.	Massachusetts
The Pine Tree Telephone and Telegraph Company	Maine
War Acquisition Corp. (d.b.a War Telephone Co.)	Delaware